Exhibit 4.21

Lord MacLaurin of Knebworth DL Chairman

28 April 2003

Sir David Scholey Senior Advisor UBS Warburg 1 Finsbury Avenue London EC2M 2PP	Our ref:	SRS/je/053c

NON-EXECUTIVE DIRECTORSHIP OF VODAFONE GROUP PUBLIC LIMITED COMPANY

Further to the Board’s recent consideration of the Higgs Review of the role of non-executive directors, this letter is to confirm the terms of your appointment as a non-executive director of Vodafone Group Public Limited Company (the “Company”), without prejudice to your obligations to the Company under English Law.

1	Role
Your obligations and responsibilities as a non-executive director are to the Company and, like all directors, you should act at all times in the best interests of the Company, exercising your independent judgement on all matters. Non-executive directors have the same general legal responsibilities to the Company as any other director. The Board as a whole is collectively responsible for promoting the success of the Company by directing and supervising the Company's affairs. Your appointment as non-executive director of the Company is subject to the Company’s Articles of Association (the “Articles”) and the latter will prevail in the event of any conflict between them and the terms of this letter. A copy of the current version of the Articles is included in your director information pack.
In my view, the role of the non-executive director has a number of key elements and I look forward to your contribution in these areas:
•	Strategy: you should constructively challenge and contribute to the development of strategy;
•	Performance: you should scrutinise the performance of management in meeting agreed goals and objectives and monitor the reporting of performance;
•	Risk: you should satisfy yourself that financial information is accurate and that financial controls and systems of risk management are robust and defensible; and

Vodafone Group Plc Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England Telephone: +44 (0)1635 33251, Facsimile: +44 (0)1635 580857
Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

•	People: non-executive directors are responsible for determining appropriate levels of remuneration of executive directors and have a prime role in appointing, and where necessary removing, senior management and in succession planning.
2	Appointment and Term
Subject to the terms of this letter, your appointment commenced on 1 March 1998 (the “Effective Date”) and was for an initial term of three years from the Effective Date. With effect from 1 March 2001 it was renewed for a further term of three years and, unless terminated earlier in accordance with the Articles or the terms of this letter, will continue until 29 February 2004. The Articles require that directors submit themselves for re-election by shareholders periodically. In the event that you submit yourself for re-election and are not elected, your appointment as director will automatically terminate. The appointment will expire on 29 February 2004 without any automatic right of reappointment, although the Board may invite you to serve for an additional period. You will not be entitled to receive any compensation from the Company in respect of the termination of your directorship.
Overall, we anticipate a time commitment from you involving attendance at all Board meetings (the Company currently has eight each year), the Annual General Meeting (usually held in July each year) and at least one Company/site visit per year. You will be expected to devote appropriate preparation time ahead of each meeting. In addition, each of the principal Board Committees meets about four times a year (and in some cases more frequently) and you should anticipate being a member of at least one of these Committees.
By accepting this appointment, you have confirmed that you are able to allocate sufficient time to meet the expectations of your role. I would be grateful if, before accepting additional commitments that might affect the time you are able to devote to your role as a non-executive director of the Company, you would seek my agreement.
3	Fees
As you will be a non-executive director of the Company, the Board as a whole will determine your remuneration in accordance with the requirements of good corporate governance, the Financial Services Authority’s Combined Code and the Financial Services Authority’s Listing Rules. The fee for your services is £65,000 per annum and it is paid in equal instalments monthly in arrears. You may elect to be paid either in cash or in the Company’s shares. Please let me know if you may prefer to receive shares. You will also be entitled to be repaid all travelling and other expenses properly incurred in performing your duties in accordance with the Articles of Association. If you are invited to serve on one or more of the Committees of the Board (in which case this will be covered in a separate communication setting out the Committee's terms of reference and any specific responsibilities that may be involved) no additional fee will be payable, unless you are invited to Chair a Committee in which case an additional fee of £10,000 per annum will be payable in equal instalments monthly in arrears for so long as you hold that position. Payment of all fees will cease immediately after your appointment as a non-executive director of the Company terminates for any reason.

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4	Dealing in the Company's shares
You shall (and you shall procure that your wife and dependent children shall) comply with the provisions of the Criminal Justice Act 1993, the Financial Services and Markets Act 2000, the Financial Services Authority’s Model Code for Securities Transactions by Directors of Listed Companies and rules and regulations laid down by the Company from time to time in relation to such matters.
5	Competitive Businesses
In view of the sensitive and confidential nature of the Company’s business you agree that for so long as you are a non-executive director of the Company you will not, without the consent of the Board, which shall not be withheld unreasonably, be engaged or interested in any capacity in any business or with any company which is, in the reasonable opinion of the Board, competitive with the business of any company in the Group. In the event that you become aware of any potential conflicts of interest, these should be disclosed to me and to the Company Secretary as soon as possible.
6	Confidentiality
You agree that you will not make use of, divulge or communicate to any person (except in the proper performance of your duties) any of the trade secrets or other confidential information of or relating to any company in the Group which you have received or obtained from or through the Company. This restriction shall continue to apply after the termination of your appointment without limit in point of time but shall cease to apply to information or knowledge which comes into the public domain otherwise than through your default or which shall have been received by you from a third party entitled to disclose the same to you.
Your attention is also drawn to the requirements under both legislation and regulation as to the disclosure of price sensitive information. Consequently, you should avoid making any statements that might risk a breach of these requirements without prior clearance from me or from the Company Secretary.
7	Illness or Incapacity
If you are prevented by illness or incapacity from carrying out your duties for a period exceeding three consecutive calendar months or at different times for a period exceeding in aggregate three calendar months in any one period of twelve calendar months or if you become prohibited by law or under the Articles of Association of the Company from being a non-executive director of the Company, then the Company may terminate your appointment immediately.
8	Effect of Termination
Upon termination of your appointment howsoever arising, you shall forthwith or upon request of the Company, resign from office as a non-executive director of the Company and all other offices held by you in any other companies in the Group and your membership of any organisation acquired by virtue of your tenure of any such office, and should you fail to do so, the Company is hereby irrevocably authorised to appoint some person in your name

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and on your behalf to sign any documents and do anything necessary or requisite to give effect thereto.
9	Return of Company Property
You agree that upon termination of your appointment as a non-executive director, you will immediately deliver to the Company all property belonging to the Company or any member of its Group, including all documents or other records made or compiled or acquired by you during your appointment concerning the business, finances or affairs of the Group.
10	Independent Professional Advice
In accordance with the Financial Services Authority’s Combined Code, the Board has agreed procedures for directors in the furtherance of their duties to take independent professional advice if necessary, at the Company’s expense. Naturally, if you have any queries or difficulties at any time please feel free to discuss them with me. I am also available at all times to provide you with information and advice you may need.
11	Insurance
The Company has effected a policy of insurance to indemnify directors against personal liability and defence costs which might result from claims against directors for negligence, breach of duty or breach of trust in relation to the Company. For so long as you are a director you will have the benefit of this policy.
12	Review Process
The performance of individual directors and the whole Board and its committees is evaluated annually. If, in the interim, there are any matters which cause you concern about your role, please discuss them with me as soon as is appropriate.
13	Contract for Services
It is agreed that you will not be an employee of the Company or any of its subsidiaries and that this letter shall not constitute a contract of employment.

In this letter:

“Board”	means the board of directors of the Company from time to time or any person or committee nominated by the board of directors as its representative or to whom (and to that extent) it has delegated powers for the purposes of this letter.
“Group”	means the Company and any other company which is its subsidiary or in which the Company or any subsidiary of the Company controls not less than 25% of the voting shares (where “subsidiary” has the meaning given to it by section 736 of the Companies Act 1985).

This letter shall be governed by and construed in accordance with English Law. Both parties submit to the exclusive jurisdiction of the English Courts as regards any claim or matter arising in connection with the terms of this letter.

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Please acknowledge receipt and acceptance of the terms of this letter by signing the enclosed copy and returning it to the Company Secretary.

Kind regards.

Yours sincerely

Ian MacLaurin

I hereby accept that the terms of this letter constitute the terms of my appointment as a non-executive director of the Company, superseding any and all previous letters of appointment.

Signed   /s/ David Scholey      Date   30 April 03

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